                                                     Filed by TeleCorp PCS, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934

                                             Subject Company: TeleCorp PCS, Inc.
                                                   Commission File No. 005-58279


The following communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. References made in the following, in particular, statements regarding the proposed merger between TeleCorp PCS, Inc., a Delaware corporation ("TeleCorp"), and Tritel, Inc., a Delaware corporation ("Tritel"), are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the merger; failure of the TeleCorp or Tritel stockholders to approve the merger; costs related to the merger; the risk that the TeleCorp and Tritel businesses will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting TeleCorp's business generally.

For a detailed discussion of these and other cautionary statements, please refer to TeleCorp's filings with the Securities and Exchange Commission, especially in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" sections of TeleCorp's Form S-1 Registration Statement that became effective in October, 1999.

                              * * * * * * * * * * *

     THE FOLLOWING IS A SCRIPT THAT WAS FIRST USED ON FEBRUARY 29, 2000 BY
                   SPEAKERS ON BEHALF OF TELECORP PCS, INC.:

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Good morning.  Yesterday after the market close we made three very significant announcements. First, we announced an agreement to acquire Tritel. Second, Telecorp and AT&T Wireless Services have agreed to exchange wireless properties that will improve each company's respective service areas. And third, TeleCorp announced exceptional fourth quarter results which exceeded our expectations.

First let me focus on the transactions.  With these transactions:

 .    Telecorp becomes the 9th largest wireless carrier in the U.S.


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

 .    We Create a contiguous service area including 35 million pops in 14 states & Puerto Rico.

 .    We unite two like companies with the same mission and culture. From network compatibility to service brand name, from corporate culture to affiliation, the union of these two companies makes sense to all constituencies.

Through the marriage of management, markets, and networks, we gain economies of scale, more attractive markets and more contiguous properties, a stronger affiliation with AT&T Wireless Services, and we are clearly better positioned for a more competitive marketplace.

Now let me give you some details of the transactions which took place:

Details/terms

I would now like to turn the call over to William Mounger from Tritel who would like to say a few words:

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

William Mounger
---------------

There is no better partner than TeleCorp. I would like to echo what Gerry said. This is a perfect match. We have worked together in the past as co-affiliates of AT&T Wireless, and we both recognized the tremendous value that this union will create for our stakeholders. I'd like to turn the call back over to Gerry to review the benefits of the transaction in more detail:

Gerry Vento
-----------

The two deals announced yesterday are very exciting for us in a variety of ways:

Geographical Fit
----------------

First of all, as anyone can see, the geographical fit of this deal couldn't be better. Telecorp will have a licensed service area that runs from the Great Lakes to the Gulf of Mexico and will include Wisconsin, Iowa,

Missouri, Indiana, Illinois, Kentucky, Mississippi, Alabama, Arkansas, Michigan, Tennessee and Texas.

These are very desirable markets. In fact, because of our union, we will own 16 of the top 100 markets in the U.S.

I encourage you to go to our website at www.telecorpspcs.com to look at the map
                                        --------------------
which depicts how the two company's markets fit together.

Size--Together we reinforce our leadership in the wireless world
----------------------------------------------------------------

On a combined basis we will have: 245,598 subscribers, an increase from our roster.

Licenses to serve an additional 20M people in those markets 35 million POPs

What's more exciting to us is the ability to quickly roll out these markets as we continue to forge ahead to the next generation of wireless services. Both of our companies are at the forefront of PCS technology. It is important to note that we have compatible technology
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platforms and are committed to staying at the front of the industry in the move towards data.

I would now like to turn the call over to Tom Sullivan who will quickly review the fourth quarter results for TeleCorp which were announced yesterday after the close:

Tom Sullivan
------------

Revenue:
-------
 . TeleCorp reported total revenue of $39.5 million for the quarter. . Quarterly service revenue was $22.4 million
 . Roaming revenue was $10.1 million, and . Equipment revenue was $7.0 million.

 .  For the full year, TeleCorp reported total revenue of $87.7 million comprised of
 .  $41.3 million of service revenue,
 . $29.0 million of roaming revenue, and . $17.4 million of equipment revenue.

Our financial performance reflects the increase in our subscriber base, as well as continued strength in our ARPU, the high usage numbers of our subscribers and a relatively low churn rate.

 .  As of 12/31/99 we had 142,231 subscribers, an increase of over 88% or 66,508 from September 30, 1999

 . Average revenue per subscriber was approximately $72 and $77 per month (not including outcollect roaming revenue) for the quarter and year ended December 31, 1999, respectively.

 .  Average usage per subscriber was approximately 400 minutes per month for the quarter and year ended December 31, 1999.
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 .  Average churn rate was approximately 1.9% and 1.7% for the quarter and year ended December 31, 1999, respectively.

                                  Churn Rates
                                  -----------

            -------------------------------------------------------
                  1Q99     2Q99    3Q99      4Q99     YTD 99
            -------------------------------------------------------
            Postpay      N/A     1.79%    1.49%     1.64%     1.60%
            -------------------------------------------------------
            Prepay       N/A    -0.13%    0.83%     2.66%     2.08%
            -------------------------------------------------------
            Combined     N/A     1.57%    1.34%     1.92%     1.71%
            -------------------------------------------------------

 . Roaming MOUs totaled approximately 39 million in the fourth quarter and approximately 109 million for the year ended December 31, 1999

EBITDA:
------
 . Earnings before interest, taxes, depreciation and amortization (EBITDA) loss for the quarter was $40.0 million.

 .  For the full year, we reported an EBITDA loss of $119.5 million.

Net Loss:
--------
 . The net loss for the fourth quarter totaled $114.1 million, or $1.29 per share.

 . TeleCorp reported a net loss of $275.1 million, or $3.58 per share, for the twelve months ended December 31, 1999.

Cash:
----
 . At the end of the fourth quarter, TeleCorp had cash and cash equivalent balances totaling $182.3 million

 . In November, TeleCorp raised approximately $197.3 million in an initial public offering of 10.58 million shares of common stock for $20 per share and a concurrent offering to AT&T of 2.245 million shares of common stock for $18.65 for an additional $41.9 million which closed in January 2000.

CAPEX:
-----
 . Cash paid for investments in our network and facilities for the year and quarter ended December 31, 1999 was $298.5 million and $53.0 million, respectively

 .  Cost per gross add was $464

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

Total Debt:
-----------
 . At the end of the fourth quarter, TeleCorp had committed total debt outstanding of $640,571,000 million.

 .  In April, we raised $327.6 million with the issuance of 11 5/8% Senior
   Subordinated Discount Notes

 . As of December 31, 1999 we had undrawn bank and vendor credit facilities of $410.00 million.

I will now turn the call over to Julie Dobson who will review operations during the quarter:

Julie Dobson
------------

Network Build

 .  Completed Phase I of network build out
 .  Launched SunCom service in 15 major population areas
 .  Covering over 10 million POPs, representing 66% of the total market population
 .  741 cell sites
 .  5 switched

 .  Year 2000
 .  Launching SunCom service in 18 additional markets (name them)
 .  Construct 600 cell sites
 .  2 switches being implemented
 .  When complete by 2000, we will be servicing 74% of our launched POPs

 .  Network performance
 .  Over 260 million calls handled with 1% completion rate for 1999.
        ---                            --

Customer Care
-------------

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One of the key ways that both of our companies have been able to grow so quickly is through the exceptional customer service we provide. This commitment to customer service will only intensify with the combined strength and resources of the two companies and we will look for ways to provide added benefits to consumers.

We also intend to review beneficial pricing plans and we see the need for more call centers.

 .  Expansion of regional call centers

 .  Number of customers per care reps of combined entity

Distribution

 .  741 retail stores

 .  90 direct sales reps (12/31/99) 100 as of today

 .  46 corporate stores

 .  www.suncomshop.com

Marketing

 . Added 66,508 subscribers over the past three months for a total of 142,231 over the past twelve months

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

 . Acquisition cost per customer (as a discussion of cost going down, no numbers)

 .  Additional services being offered

We would now like to turn the call over to questions:

Conclusion
----------

Gerry Vento

Thank you for joining us. In conclusion, this is a very exciting day for TeleCorp. We are now the 9th largest wireless provider and have very aggressive growth plans to build over our subscriber base.

I look forward to speaking with many of you next quarter.

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